Microsoft Word 10.0.6612;UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Globix Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    37957F200
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
           (Name, address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 28, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 37957F200


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Loeb Partners Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  WC,O

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                           7        SOLE VOTING POWER
 NUMBER OF                          76,836 Shares of Common stock
 SHARES
BENEFICIALLY               8        SHARED VOTING POWER
 OWNED BY                           128,525 Shares of Common stock
  EACH
REPORTING                  9        SOLE DISPOSITIVE POWER
 PERSON                             76,836 Shares of Common stock
  WITH
                           10       SHARED DISPOSITIVE POWER
                                    128,525 Shares of Common stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  205,361 Shares of Common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.42%

14       TYPE OF REPORTING PERSON*

                  CO, BD, IA

                                 SCHEDULE 13D

CUSIP No. 37957F200


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Loeb Arbitrage Fund

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  WC,O

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

                           7        SOLE VOTING POWER
 NUMBER OF                          2,944,774 Shares of Common stock
 SHARES
BENEFICIALLY               8        SHARED VOTING POWER
 OWNED BY                           ----- Shares of Common stock
  EACH
REPORTING                  9        SOLE DISPOSITIVE POWER
 PERSON                             2,944,774 Shares of Common stock
  WITH
                           10       SHARED DISPOSITIVE POWER
                                    ----- Shares of Common stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,944,774 Shares of Common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.03%

14       TYPE OF REPORTING PERSON*

                  PN, BD

                                 SCHEDULE 13D

CUSIP No. 37957F200


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Loeb Offshore Fund Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  WC,O

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

                           7        SOLE VOTING POWER
 NUMBER OF                          139,703 Shares of Common stock
 SHARES
BENEFICIALLY               8        SHARED VOTING POWER
 OWNED BY                           ----- Shares of Common stock
  EACH
REPORTING                  9        SOLE DISPOSITIVE POWER
 PERSON                             139,703 Shares of Common stock
  WITH
                           10       SHARED DISPOSITIVE POWER
                                    ----- Shares of Common stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  139,703 Shares of Common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.28%

14       TYPE OF REPORTING PERSON*

                  CO

Item 1.  Security and Issuer.
------   -------------------

          This statement refers to the Common Stock of Globix Corporation, 139 Centre Street, New York, N.Y, 10013. The amounts of Common Stock referred to within this document include Loeb Partners Corporation's holdings of convertible preferred stock which are currently convertible at a rate of one share of Common Stock for each share of convertible Preferred Stock.

Item 2.  Identity and Background.
------   -----------------------

          Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

          Shares of Common Stock were acquired by LAF, LPC, and LOF upon consummation of a merger between Neon Communications, Inc. and Globix
Corporation. Shares are held in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

          LAF, LPC* and LOF ("Loeb") hold the shares of Common Stock for investment purposes.

          Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the
Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

          (a) The persons reporting hereby owned the following shares of Common Stock as of April 28, 2005.

                                        Shares of Common Stock**

Loeb Arbitrage Fund                       2,944,774
Loeb Partners Corporation*                  205,361
Loeb Offshore Fund Ltd.                     139,703
                                       ------------
                                          3,289,828

The total shares of Common Stock constitutes 6.76% the 48,698,228** outstanding shares of Common Stock as reported by the issuer.

-------------------------
*Including 128,525 shares of Common Stock purchased and 1,048 shares sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion
**Includes Loeb's holding of convertible Preferred Stock.

          (b) See paragraph (a) above.

          (c) The following purchases of Common Stock have been made in the last sixty (60) days by the following:

          None.

          (d) Not applicable.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to the Issuer.
         -------------

          None.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

          None.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  April 29, 2005                         Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                         Executive Vice President

  April 29, 2005                         Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                         President

  April 29, 2005                         Loeb Offshore Fund Ltd.


                                     By: /s/ Gideon J. King
                                         Director